1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

John J. O’Brien

Associate

215.963.4969

January 14, 2010

FILED AS EDGAR CORRESPONDENCE

Sheila Stout

Division of Investment Company Regulation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                              Response Letter to Comments on SEI Daily Income Trust (File Nos. 002-77048 and 811-03451), SEI Liquid Asset Trust (File Nos. 002-73428 and 811-03231) and SEI Tax Exempt Trust (File Nos. 002-76990 and 811-03447) (collectively, the “SEI Trusts”) Form N-SARs

Dear Ms. Stout:

This letter responds to the comment you provided to me during a telephonic discussion on Tuesday, January 5, 2010, with respect to the SEI Daily Income Trust’s (“SDIT”) Form N-SAR filing for the period ended July 31, 2009, filed with the Securities and Exchange Commission (“SEC”) on September 29, 2009.  Your comment and our response to your comment is set forth below.

Comment:  Item 74W of Form N-SAR requires money market funds to disclose their mark-to-market net asset value to four decimal places.  The Treasury, Government II and Prime Obligation Funds, each a series of SDIT, each discloses $1.0000 as its response to Item 74W in its most recently filed Form N-SAR, which covers the period ending July 31, 2009.  Please confirm the accuracy of these responses.  In addition, with respect to any other money market fund of the SEI Trusts, please confirm the accuracy of such fund’s response to Item 74W in each SEI Trust’s most recently filed Form N-SAR.  If each of these responses is correct, please provide confirmation of this fact to the SEC staff via an EDGAR correspondence filing.  If any of these Item 74W responses are incorrect, please review the Item 74W responses included in the applicable SEI Trust’s four previous Form N-SAR filings for accuracy and, as applicable, file amended Form N-SARs to correct any inaccurate responses and an EDGAR correspondence explaining the corrective action taken.

Response:  In response to your request, each of the SEI Trusts has reviewed its most recently filed Form N-SAR.  Based on this review, (a) SDIT confirms the accuracy of its responses to Item 74W in the Form N-SAR for the period ending July 31, 2009, with respect to the Money Market, Prime Obligation, Government, Government II, Treasury, and Treasury II Funds, each a series of SDIT; (b) SEI Liquid Asset Trust confirms the accuracy of its response to Item 74W in its Form

N-SAR for the period ending June 30, 2009, filed with the SEC on August 31, 2009, with respect to the Prime Obligation Fund, a series of the SEI Liquid Asset Trust; and (c) SEI Tax Exempt Trust confirms the accuracy of its responses to Item 74W in its Form N-SAR for the period ending August 31, 2009, filed with the SEC on October 30, 2009, with respect to the Tax Free and Institutional Tax Free Funds, each a series of the SEI Tax Exempt Trust.

I hereby acknowledge on behalf of the SEI Trusts that: (i) the SEI Trusts are responsible for the adequacy and accuracy of the disclosure in their Form N-SAR filings; (ii) SEC staff comments or changes to disclosure in response to staff comments in Form N-SAR filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Form N-SAR filings; and (iii) the SEI Trusts may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien